LISTERNER BRANDS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Listener Brands, Inc
Chicago, Illinois

Opinion

We have audited the financial statements of Listener Brands, Inc., which comprise the balance sheets as of Inception as of December 31, 2020 and December 31, 2019, and the related statements of operations, stockholders' equity, and cash flows as of December 31, 2020 and December 31, 2019, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Listener Brands, Incas of December 31, 2020 and December 31, 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Listener Brands, Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Listener Brands, Inc ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Listener Brands, Inc internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Fantasy Sports Company, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

July 14, 2021

Los Angeles, California

LISTENER BRANDS, INC.
BALANCE SHEET

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 252,687	$ 442,628
Inventory	460,052	425,924
Fixed assets	160,254	38,591
Total current assets	872,992	907,144
Intangibles	148,571	-
Other assets	16,789	3,689
Total assets	$ 1,038,352	$ 910,833
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 251,688	$ 96,846
Accrued Expense/Other Current liabilities	358,749	200,989
Revolving Line of Credit/Merchant Advances	564,955	235,874
Current portion of loans	200,000	-
Current portion of Convertible Notes	-	225,000
Credit card	227,349	120,613
Total current liabilities	1,602,742	879,323
Total liabilities	1,602,742	879,323
STOCKHOLDERS EQUITY		
Retained earnings/(Accumulated Deficit)	(564,390)	31,510
Total stockholders' equity	(564,390)	31,510
Total liabilities and stockholders' equity	$ 1,038,352	$ 910,833

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	5,559,807	$	5,326,590
Cost of goods sold		1,558,244		1,758,804
Gross profit		4,001,563		3,567,786
Operating expenses				
General and administrative		1,626,757		1,273,919
Salaries and employee benefits		1,491,723		712,840
Sales and marketing		1,692,696		2,438,714
Total operating expenses		4,811,175		4,425,473
Operating income/(loss)		(809,612)		(857,688)
Interest expense		103,520		81,685
Other Loss/(Income)		14,178		109,026
Income/(Loss) before provision for income taxes		(898,954)		(1,048,399)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(898,954)	$	(1,048,399)

See accompanying notes to financial statements.

LISTENER BRANDS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock Shares	Common Stock Amount	Preferred Stock Series Seed I Shares	Preferred Stock Series Seed I Amount	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	**157,500**	**$ 16**	**-**	**$ -**	**$ -**	**$ (278,556)**	**$ (129,508)**
Issuance of Shares	6,142,500	614	790,850	791	1,209,209		1,210,614
Stock Based Compensation					60,244		$ 60,244
Net income/(loss)						(1,048,399)	(1,048,399)
Balance—December 31, 2019	6,300,000	$ 630	790,850	$ 791	$ 1,269,454	$ (1,326,955)	**$ 31,510**
Issuance of Shares			303,383	303	183,039		183,343
Stock Based Compensation					119,711		119,711
Net income/(loss)						(898,954)	(898,954)
Balance—December 31, 2020	**6,300,000**	**$ 630**	**1,094,233**	**$ 1,094**	**$ 1,572,204**	**$ (2,225,909)**	**$ (564,390)**

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(898,954)	$	(1,048,399)
Sharebased compensation expense		119,711		60,244
Depreciation and Amortization		39,996		4,097
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Inventory		(34,127)		(425,924)
Other assets		(13,100)		(652)
Accounts payable		154,842		96,846
Credit Cards		106,736		75,791
Interest payable		1,328		-
Accrued Expense/Other Current liabilities		156,432		199,652
Net cash provided/(used) by operating activities		**(367,136)**		**(1,038,344)**
Investing activities:				
Purchase of 4C Brand		(175,000)		-
Purchase of furniture, fixtures and equipment		(135,231)		(28,966)
Net cash provided/(used) by investing activities		**(310,231)**		**(28,966)**
Cash flows from financing activities:				
Proceeds from issuance of common and preferred stock		-		1,210,812
Proceeds from purchase of convertible notes		-		200,000
Conversion of convertible notes to equity		3,986		-
Capital contributions (distributions) from/to members		(45,643)		(120,488)
Proceeds from revolving line of credit/merchant advances		329,082		108,725
Receipt of PPP Funds		200,000		-
Net cash provided/(used) by financing activities		**487,425**		**1,399,048**
Change in cash		(189,942)		331,738
Cash—beginning of year		442,628		110,890
Cash—end of year	$	**252,687**	$	**442,628**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	103,520	$	81,685
Cash paid during the year for income taxes	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Listener Brands, Inc. was originally incorporated on June 28, 2017 in the state of Delaware. The financial statements of Listener Brands, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

Listener Brands was founded in 2015 under the business name, CurlMix, and changed its name to Listener Brands in November 2020. In April 2021, Listener Brands launched the largest beauty equity crowdfund in history on April 6, 2021.

The Company exists to serve overlooked audiences by launching direct to consumer brands in ignored market segments. It began with curly hair, then 4C hair, and Listener Brands will continue to launch brands in ignored segments. These additional brands are not limited to the hair industry and will expand across multiple beauty, personal care, and home goods categories.

Listener Brands has the unique capability to build brands that resonate with consumers.

Listener Brands is a conglomerate of personal care brands that manufactures and sells clean beauty products. The Company focuses on direct-to-consumer brands with its in-house manufacturing, marketing, shipping and customer service. It owns a large majority of its supply chain.

Currently, Listener Brands own CurlMix Inc. and 4C ONLY.

CurlMix is a clean beauty brand that focuses on simple beauty rituals for your hair, face and skin. CurlMix's primary products are a 4-step collection to help curly women achieve the Wash + Go hairstyle. These collections are offered in various fragrances featuring unique ingredients. CurlMix also has a monthly subscription box called CurlMix Fresh that allows customers to test and select new products for the company to produce.

4C ONLY is the second brand added to Listener Brand's portfolio that caters to women with 4C hair exclusively. 4C ONLY is the first brand dedicated exclusively to women with kinky-coily textures and that celebrates 4C hair exclusively. This brand launched November 2020 and this collection has just a few products to date.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, the Company did not have any cash balances in excess of the FDIC insured limits. As of December 31, 2019 the Company's cash balances included $160,711 in excess of the FDIC insured limits.

Fixed asset

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight-line method. The estimated useful lives are as follows:

	Estimated lives (in years)
Equipment	4-7
Furniture and fixture	7
Leasehold Improvement	lesser of lease term of 20 years

Inventories

Inventories consist primarily of finished good products which consist primarily of hair products. Inventories are recorded at the lower of cost or market, using the weighted average cost method. As of December 31, 2020 and 2019 inventory was $460,052 and $425,924. As of December 31, 2020 and 2019, the Company determined there was no reserve for obsolescence necessary.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carry forwards. Measurement of deferred income items is based on enacted tax laws, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company has approximately $2,035,013 and $1,182,627 in federal and state net operating losses. The Company applies full valuation allowance; consequently, the deferred tax asset is equal to zero. Other deferred tax differences and permanent tax differences have been deemed immaterial.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company from its sale of products.

The Company determines revenue recognition through the following steps:
  1 - Identification of a contract with a customer;
  2 - Identification of the performance obligations in the contract;
  3 - Determination of the transaction price;
  4 - Allocation of the transaction price to the performance obligations in the contract; and
  5 - Recognition of revenue when or as the performance obligations are satisfied.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents, fixed assets and Inventory.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INTANGIBLES

In 2020, the Company purchased the customer list of $175,000, and capitalized as intangible assets. It will be amortized over the expected period to be benefitted, which is estimated to be 7 years.

Amortization expense for the fiscal year ended December 31, 2020 was in the amount of $26,429.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization Expense
2021	$ 26,429
2022	26,429
2023	26,429
2024	26,429
Thereafter	42,857
Total	**$ 148,571**

4. PROPERTY AND EQUIPMENT

As of December 31, 2020, and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Machinery & Equipment	$ 176,195	$ 40,964
Furniture & Fixtures	1,724	1,724
Property and Equipment, at Cost	**177,919**	**42,688**
Accumulated depreciation	(17,665)	(4,097)
Total	**$ 160,254**	**$ 38,591**

Depreciation expense for the year ended December 31, 2020 and 2019 was $13,568 and $4,097, respectively.

5. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Packaging	$ 261,008	$ 241,646
Raw Materials	139,823	129,451
Work-In- Progress	10,064	9,317
Finished Goods	49,157	45,511
Total Inventories	**$ 460,052**	**$ 425,924**

6. OTHER ASSETS

Other assets consist of the following items:

As of Year Ended December 31,	2020	2019
Security Deposits	$ 16,175	$ 3,075
Subscription Receivable	614	614
Total Other Assets	**$ 16,789**	**$ 3,689**

7.   REVOLVING LINE OF CREDIT

During the fiscal year 2020 and 2019, the Company entered into the finance agreement with Shopify Capital in the amount of $944,300 and $263,460. Shopify Capital provides the company with the advance amount in exchange for sale of receivables to the lender. The repayment rate for fiscal years 2020 and 2019 is 17% of daily sales, and 15-17% of daily sales, respectively.   As of December 31, 2020 and December 31,2019, the outstanding balance is $118,559 and $236,194, and entire amount is classified as the current portion.

During fiscal year 2020, the Company entered into the finance agreement with Clearbanc Capital in the amount of $410,000. Clearbanc Capital provides the company with the advance amount in exchange for sale of receivables to the lender. The effective interest rate for fiscal year 2020 is 18%. As of December 31, 2020, the outstanding balance is $366,717, and entire amount is classified as the current portion.

During fiscal year 2020, the Company entered into the finance agreement with Paypal Working Capital in the amount of $80,000. Paypal provides the Company with the advance amount in exchange for sale of receivables to the lender. The repayment rate for fiscal year 2020 is 30%. As of December 31, 2020, the outstanding balance is $80,000, and entire amount is classified as the current portion.

8.   CONVERTIBLE NOTE AGREEMENTS

During 2019, the Company entered into a Convertible Note Agreements (the "Notes agreements") with investors in exchange for cash investments totaling $225,000. The Note agreements bear interest at 4%-5% and mature on February 2020. The Convertible Note agreements become convertible into shares of the Company's common stock upon a qualified financing event (as defined in the agreements), or automatically converted into shares at maturity.

The number of shares the Note agreements are convertible into is determined by whichever calculation provides for the greater number of shares between:

A) an 80% of the cash price per share paid by the other purchase in the triggering qualified equity financing;

B) the price implied by a $2,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

In 2020, the Company converted $225,000 of convertible notes into 303,384 shares of preferred shares, in the consideration of $228,986. The related interest incurred was $3,946.

9.   PAYCHECK PROTECTION PROGRAM ("PPP")

On April 24 2020, Listener Brands, LLC (the "Borrower", the "Company"), was granted a loan (the "Loan") from Silicon Valley Bank. in the aggregate amount of $200,000, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020.

The Loan, which was in the form of a Note dated April 24, 2020 issued by the Borrower, matures on April 24, 2022 and bears interest at a rate of 1% per annum, payable monthly commencing on November 20, 2020. The Note may be prepaid by the Borrower at any time prior to maturity with no prepayment penalties. Interest expense incurred on the loan, for the year ended December 31, 2020 was $1,327.

The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company intends to use the entire Loan amount for qualifying expenses.

Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company applied for the loan forgiveness on June 26, 2021 and the application was approved on July 10, 2021.

10. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares class at par value of $0.001. As of December 31, 2020, and December 31, 2019, 6,300,000 of Common Stock have been issued and are outstanding for a consideration of $6,300.

Preferred Stock Series Seed

The Company is authorized to issue 1,110,500 shares of preferred shares class at par value of $0.001. As of December, 31, 2020 and December 31, 2019, 1,094,232 of preferred stock are outstanding, including the shares issued and converted from convertible notes, for a total consideration of $1,438,986.

11. STOCK-BASED COMPENSATION

During 2018, the Company authorized the Stock Compensation Plan (which may be referred to as the "Plan"). The Company reserved 441,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2020, the Company had 441,000 shares of common stock available for future issuance of awards under the Plan.

Stock Options

The granted options had an exercise price of $1.01. It terminates 3 months after the end of continuous service, and vesting over three-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	3%
Expected volatility	63%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. The option holder may exercise his or her option (to the extent that the option holder was entitled to exercise such option as of the date of termination) but only within such period of time ending on the earlier of (a) the date three months following the termination of the option holder's continuous service or (b) the expiration of the term of the option as set forth in the award agreement; provided that, if the termination of continuous service is by the company for cause, all outstanding options (whether or not vested) shall immediately terminate and cease to be exercisable.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

Stock Options

A summary of the Company's employee stock activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	235,056	$ 1.01	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2020	235,056	$ 1.01	3.00
Exercisable Options at December 31, 2020	59,468	$ 1.01	3.00

Stock-based compensation expense of $59,468 and $0 was recognized during the years ended December 31, 2020 and 2019, respectively. None of the shares were forfeited, expired or exercised as of December 31, 2020 and 2019.

Restricted Stock Awards

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards		Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2018	110,250	$	-	-
Granted	-	$	-	
Vested	(39,375)	$	1.53	
Cancelled	-	$	-	-
Outstanding at December 31, 2019	70,875	$	1.53	1.73
Granted	-	$	-	
Vested	(39,375)	$	1.53	
Cancelled	-	$	-	
Outstanding at December 31, 2020	31,501	$	1.53	0.72

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The weighted average fair value per share of restricted stock awards granted during 2020 and 2019 was $1.53 for both periods.

The total fair value of the restricted stock awards vested during 2020 and 2019 was $60,243 for both periods.

12.   RELATED PARTY

There are no related party transactions.

13.   COMMITMENTS AND CONTINGENCIES

Operating lease

On May 1, 2018 the company entered into a leasing contract with Industrial Council of Nearwest Chicago for its office and manufacturing premises located in 325 N Hoyne in Chicago. The contract is valid for 3 years from the commencement date. The initial monthly rent is $1,434 with escalations beginning in the second year as specify in the agreement.

On July 1, 2018 the company entered into a leasing contract with Industrial Council of Nearwest Chicago for its office and manufacturing premises located in 325 N Hoyne in Chicago. The contract is valid for 3 years from the commencement date. The initial monthly rent is $1,372 with escalations beginning in the second year as specified in the agreement.

On January 1, 2019 the company entered into a leasing contract with Industrial Council of Nearwest Chicago for its office and manufacturing premises located in 2041 W. Carrol Street in Chicago. The contract is valid for 2 years and 4 months from the commencement date. The initial monthly rent is $1,782 with escalations beginning in the second year as specified in the agreement.

On May 1, 2019 the company entered into a leasing contract with Industrial Council of Nearwest Chicago for another Unit in the office and manufacturing premises located in 2041 W. Carrol Street in Chicago. The contract is valid for 2 years from the commencement date. The initial monthly rent is $2,790 with escalations beginning in the second year as specified in the agreement.

On August 1, 2019 the company entered into a leasing contract with Industrial Council of Nearwest Chicago for another Unit in the office and manufacturing premises located in 2000 W. Fulton Street in Chicago. The contract is valid for 1 years and 9 months from the commencement date. The initial monthly rent is $2,257 with escalations beginning in the second year as specified in the agreement.

On July 1, 2020 the company entered into a leasing contract with Industrial Council of Nearwest Chicago for another Unit in the office and manufacturing premises located in 2000 W. Fulton Street in Chicago. The contract is valid for 1 years and 9 months from the commencement date. The initial monthly rent is $6,500 with escalations beginning in the second year as specified in the agreement.

The following is a schedule of minimum lease payments as of December 31, 2020:

Year	Obligation	
2021	$	82,252
2022		-
2023		-
2023		-
Thereafter		-
Total future minimum operating lease payments	$	82,252

Rent expense was in the amount of $181,534 and $96,231 as of December 31, 2020 and December 31, 2019 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 14, 2021 the date the financial statements were available to be issued.

On January 21 2021, Listener Brands, LLC (the "Borrower", the "Company"), was granted a loan from Silicon Valley Bank. in the aggregate amount of $467,500, pursuant to the Paycheck Protection Program (the "PPP").

Subsequent to 2020, two employees who were issued stock options ceased to work for Listener Brands as of April and May, 2021, respectively. According to their agreement, both may exercise the vested portion of the stock options within three months upon their departure date from the business. As of July 8, no stock options have been exercised. In the event of departure with the Company, all unvested options terminate immediately and cease to be exercised.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

15. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2020, the Company has a net loss of $898,954, an operating cash flow loss of $367,136 and liquid assets in cash of $252,687, which represent less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The Company has experienced tremendous growth and scaled exponentially since 2018. It has invested substantially into different initiatives such as acquisition and launch of a brand, 4C only; and the transition of manufacturing operations in-house. Moving forward, the Company will continue to build on and utilize the strong infrastructure established, to focus on generating profits, while continuing the commitment of delivering quality products and services to their customers.